UNITED STATES
SECURITIES AND EXCHANGE: COMMISSION
Washington, I).C 20549

SCHEDULE 13G

			Under the Securities and Exchange Act of 1934

				(Amendment No._____1_____
         				Evans System
				       (Name of Issuer

       					Common stock
				(Title of Class of Securities


					   299211102
					(CUSIP Number




SEC 1745 (2-95)                         Page l of 8 page


CCUSIP No.   299211102                 SC  13G/A

1.  NAME OF REPORTING PERSON
     S.S or l.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		Century Management     TAX # 953017097

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
								   A
								   B x
3 SEC USE ONLY4 CITIZENSHIP OR PLACE OF ORGANIZATION

		USA

5   SOLE VOTING POWER
		0

6   SHARED VOTING POWER

		281,450

7   SOLE DISPOSITIVE POWER

		     0

8   SHARED DISPOSITIVE POWER

		281,450

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSO

		281,450


10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

		N/A

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW


		9.06%

12 TYPE OF REPORTING PERSON


		IA


Item 1.

(a) Name of Issuer

		Evans Systems, Inc.

(b) Address of Issuer's Principal Executive Offices

		720 Avenue F North
		Bay City, Texas 77414


Item 2.

(a) Name of Person Filing

		CENTURY MANAGEMENT      IRS# 953017097

(b) Address of Principal Business Office or, if none, Residenc

		1301 Capitol of Texas Hwy
		SUITE  B22
		Austin, Texas   78746

(c) Citizenship

		USA

(d) Title of Class of Securitie

		Common stock

(e) CUSIP Number

		299211102

Item 3. If this statement is filed pursuant to Rule 13d-l(b), or 13d-2(b), check whether the person filing is a

(a) [] Broker or Dealer registered under Section 15 of the Ac

(b) [] Bank as defined in section 3(a)(6) of the Ac

(c) [] Insurance Company as defined in section 3(a)(19) of the ac

(d) [] Investment Company registered under section 8 of the Investment Company
Ac

(e) [] Investment Adviser registered under section 203 of the Investment Advisers Act of 194

(f) [] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-l(b)(l)(ii)(F)

(g) [] Parent Holding Company, in accordance with 240.13d-l(b)(ii)(G) (Note: See Item 7)

(h) [] Group, in accordance with 240.13d-l(b)(l)(ii)(H)

Item 4. Ownership

(a) Amount Beneficially Owned

		281,450

(b) Percent of Class

	9.06%

Page 4 of 8 page



 (c) Number of shares as to which such person has

(i) sole power to vote or to direct the vote
(ii) shared power to vote or to direct the vote                 281,450
(iii) sole power to dispose or to direct the disposition of
(iv) shared power to dispose or to direct the disposition of    281,450


Item 5. Ownership of Five Percent or Less of a Class.


Item 6. Ownership of More than Five Percent on Behalf of Another Person

	N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company

	N/A


Item 8. Identification and Classification of Members of the Group

 N/A

Item 9. Notice of Dissolution of Group

	N/A

Item 10. Certificatio


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

					Date
					Signature
					Name/Title